Exhibit 23.8

Fifth Avenue Place 600, 425 - 1 Street SW Calgary AB T2P 3L8 Canada

Tel: 403-648-3200
Fax: 403-265-0862
www.deloitte.ca
October 18, 2011
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Dear Sirs/Mesdames:
RE: LETTER OF CONSENT
As independent petroleum consultants, we hereby consent to the incorporation by reference in this Registration Statements on Form S-3 of Magnum Hunter Resources Corporation and any amendment thereof, and in the related prospectus, of information relating to our report setting forth the estimates of the oil and gas reserves and revenues from the oil and gas reserves of NuLoch Resources Inc. as of December 31, 2010. We also consent to the references to our firm contained in this Registration Statement and in the related Prospectus, including under the caption “Experts”.
Please note that pursuant to an Agreement dated June 10, 2011 between the partners of AJM Petroleum Consultants (“AJM”) and Deloitte the business of AJM was acquired by Deloitte effective June 1, 2011. The closing of this transaction took place on July 22, 2011. Upon closing, AJM has become part of Deloitte and will be referred to as AJM Deloitte. The acquisition included AJM’s reserves audit business. Although AJM will no longer provide reserves evaluation or audit services, it will continue to provide consents to the securities commissions or similar regulatory authorities in respect of evaluation and audit reports prepared by AJM prior to the Deloitte transaction. AJM Deloitte will continue to provide reserves evaluation and audit services.
Very truly yours,
Deloitte & Touche LLP
Douglas S. Ashton, P. Eng.
Associate Partner
Calgary, Alberta, Canada
/vg